UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Advanced Energy Industries, Inc.

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

007973 10 0

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 007973 10 0	Page 2 of 7 Pages

(1)	Names of reporting persons. Douglas S. Schatz & Jill E. Schatz Family Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization WYOMING
Number of shares beneficially by owned by each reporting person with:	(5) Sole voting power 3,232,643
(6) Shared voting power 95,168
(7) Sole dispositive power 3,232,643
(8) Shared dispositive power 95,168
(9)	Aggregate amount beneficially owned by each reporting person 3,327,811
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.1%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 007973 10 0	Page 3 of 7 Pages

(1)	Names of reporting persons. Douglas S. Schatz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization UNITED STATES
Number of shares beneficially by owned by each reporting person with:	(5) Sole voting power 3,460,343
(6) Shared voting power 95,168
(7) Sole dispositive power 3,460,343
(8) Shared dispositive power 95,168
(9)	Aggregate amount beneficially owned by each reporting person 3,555,511
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.6%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 007973 10 0	Page 4 of 7 Pages

(1)	Names of reporting persons. Jill E. Schatz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization UNITED STATES
Number of shares beneficially by owned by each reporting person with:	(5) Sole voting power 3,232,643
(6) Shared voting power 95,168
(7) Sole dispositive power 3,232,643
(8) Shared dispositive power 95,168
(9)	Aggregate amount beneficially owned by each reporting person 3,327,811
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.1%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 007973 10 0	Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer

Advanced Energy Industries, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1625 Sharp Point Drive

Fort Collins, CO 80525

Item 2.

(a)	Name of Person Filing

Douglas S. Schatz & Jill E. Schatz Family Trust

Douglas S. Schatz

Jill E. Schatz

(b)	Address of Principal Business Office or, if none, Residence

PO Box 481

Fort Collins, CO 80522

(c)	Citizenship

Douglas S. Schatz & Jill E. Schatz Family Trust — Wyoming

Douglas S. Schatz — United States

Jill E. Schatz — United States

(d)	Title of Class of Securities

Common Stock, $0.001 par value

(e)	CUSIP Number

007973 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Douglas S. Schatz & Jill E. Schatz Family Trust — 3,327,811

Douglas S. Schatz — 3,555,511

Jill E. Schatz —3,327,811

(b)	Percent of class:

Douglas S. Schatz & Jill E. Schatz Family Trust — 7.1%

Douglas S. Schatz — 7.6%

Jill E. Schatz — 7.1%

SCHEDULE 13G

CUSIP No. 007973 10 0	Page 6 of 7 Pages

(c)	Number of shares as to which the person has:

Douglas S. Schatz & Jill E. Schatz Family Trust:

(i)	Sole power to vote or to direct the vote: 3,232,643

(ii)	Shared power to vote or to direct the vote: 95,168

(iii)	Sole power to dispose or to direct the disposition of: 3,232,643

(iv)	Shared power to dispose or to direct the disposition of: 95,168

Douglas S. Schatz:

(i)	Sole power to vote or to direct the vote: 3,460,343

(ii)	Shared power to vote or to direct the vote: 95,168

(iii)	Sole power to dispose or to direct the disposition of: 3,460,343

(iv)	Shared power to dispose or to direct the disposition of: 95,168

Jill E. Schatz:

(i)	Sole power to vote or to direct the vote: 3,232,643

(ii)	Shared power to vote or to direct the vote: 95,168

(iii)	Sole power to dispose or to direct the disposition of: 3,232,643

(iv)	Shared power to dispose or to direct the disposition of: 95,168

*	Mr. and Mrs. Schatz are trustees of a charitable foundation that is the record holder of 95,168 shares of common stock of the issuer. The two other trustees of the charitable foundation are members of Mr. and Mrs. Schatz’s immediate family. Accordingly, Mr. and Mrs. Schatz may be deemed to share with the other trustees voting and dispositive power with respect to the charitable foundation’s 95,168 shares. The reporting persons disclaim beneficial ownership of the shares held by the charitable foundation.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SCHEDULE 13G

CUSIP No. 007973 10 0	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012	DOUGLAS S. SCHATZ & JILL E. SCHATZ FAMILY TRUST

	By:	/s/ Douglas S. Schatz
Douglas S. Schatz, Trustee

	By:	/s/ Jill E. Schatz
Jill E. Schatz, Trustee

	By:	/s/ Douglas S. Schatz
Douglas S. Schatz

	By:	/s/ Jill E. Schatz
Jill E. Schatz